                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                              ___________________
                                AMENDMENT NO. 4
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ___________________
                            SMT HEALTH SERVICES INC.
                              ____________________
                           (NAME OF SUBJECT COMPANY)

                         THREE RIVERS ACQUISITION CORP.
                           THREE RIVERS HOLDING CORP.
                              ____________________
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $0.01
                       (INCLUDING THE ASSOCIATED RIGHTS)

                             ______________________
                         (TITLE OF CLASS OF SECURITIES)


                                  784585 10 1
                              --------------------
                         (CUSIP NUMBER OF COMMON STOCK)


                              MR. JOSHUA J. HARRIS
                           THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                          1301 AVENUE OF THE AMERICAS,
                                   38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                 (212) 261-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                                   COPIES TO:

    MICHAEL D. WEINER, ESQ.                         JOHN J. SUYDAM, ESQ.
    APOLLO MANAGEMENT, L.P.                  O'SULLIVAN GRAEV & KARABELL, LLP
   1999 AVENUE OF THE STARS,                       30 ROCKEFELLER PLAZA
          SUITE 1900                                    41ST FLOOR
 LOS ANGELES, CALIFORNIA 90067                   NEW YORK, NEW YORK 10012
        (310) 201-4100                                (212) 408-2400

          This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated June 30, 1997, as amended by Amendment No. 1 dated July 10, 1997, Amendment No. 2 dated July 23, 1997, and Amendment No. 3 dated July 30, 1997 (as amended, the "Schedule 14D-1") of Three Rivers Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Three Rivers Holding Corp., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SMT Health Services Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $11.75 per Share, net to the seller in cash, without interest, as set forth in the Schedule 14D-1.

          Unless otherwise indicated, the information set forth in the Schedule 14D-1 remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.


Item 6.      Interest in Securities of the Subject Company

   Items 6(a) and 6(b) are hereby amended and supplemented by the following:

   The Offer terminated at 12:00 midnight, New York City time, on Tuesday, August 5, 1997. The Parent issued a press release on August 6, 1997 in which it disclosed that 5,280,297 Shares (representing 91.9% of the outstanding Shares) were validly tendered and accepted for payment, including 2,841 Shares tendered pursuant to notice of guaranteed delivery procedures.

   A copy of such press release is attached hereto as Exhibit (a)(15) and incorporated herein by reference.



Item 11.     Material to be Filed as Exhibits

    (a)(15) Text of Press Release issued by Parent on August 6, 1997.

                                   SIGNATURE



          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1997

                                 Three Rivers Acquisition Corp.


                                 By:   /s/ Joshua Harris
                                    ------------------------
                                    Name:  Joshua Harris
                                    Title: Vice President


                                 Three Rivers Holding Corp.


                                 By:   /s/ Joshua Harris
                                    ------------------------
                                    Name:  Joshua Harris
                                    Title: Vice President